

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

Mail Stop 3233

December 18, 2018

Via E-mail
Mr. Lon Jacobs
Global General Counsel
Las Vegas Sands Corp.
3355 Las Vegas Boulevard South
Las Vegas, Nevada 89109

  Re: Las Vegas Sands Corp.
    Form 10-K for the fiscal year ended December 31, 2017
    Filed February 23, 2018
    File No. 1-32373

Dear Mr. Jacobs:

  We have completed our review of your filing. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

        Sincerely,

        /s/ Wilson K. Lee

        Wilson K. Lee
        Senior Staff Accountant
        Office of Real Estate & -
         Commodities